April 13, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: John Archfield
     Re:      Quiksilver, Inc. (File No. 001-14229)
Ladies and Gentlemen:
     We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated March 31, 2010 (the “SEC Comment Letter”) regarding Quiksilver, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009 and Preliminary Proxy Statement on Schedule 14A filed January 28, 2010.
     We note that the SEC Comment Letter indicates that we should respond within 10 business days or indicate to the Staff when we will respond. This correspondence is to inform you that we expect to respond to the SEC Comment Letter prior to April 30, 2010.
     Please feel free to contact our Chief Financial Officer, Joe Scirocco, at (714) 889-6007 or me at (714) 889-4257 with any questions.

Sincerely, QUIKSILVER, INC.
/s/ Robert B. McKnight, Jr.
Robert B. McKnight, Jr.
President and Chief Executive Officer